August 30, 2010

Office of Filings, Information & Consumer Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form N-14 for Eaton Vance Growth Trust (the “Registrant”)
Post-Effective Amendment No. 1 (1933 Act File No. 333-168122) (the “Amendment”)

Dear Sir or Madam:

     On behalf of the above-referenced Registrant, transmitted herewith for filing on behalf of Eaton Vance Multi-Cap Growth Fund (the “Multi-Cap Fund”), a series of the Registrant, pursuant to (1) the Securities Act of 1933, as amended (the “1933 Act”) and Rule 485(b) thereunder, (2) the General Instructions to Form N-14, and (3) Regulation S-T, is Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 previously filed with the Securities and Exchange commission on July 15, 2010 (Accession No. 0000940394-10-000720) (the “Registration Statement”).

     The Amendment transmitted herewith contains a conformed signature page, the manually signed original of which is maintained at the office of the Registrant. The Amendment is being made to make certain non-material changes and other conforming updates to the Registration Statement. The Amendment has been marked to show the changes to the Registration Statement.

     The Amendment incorporates responses to comments made by Larry Greene with the SEC with respect to the Registrant’s Registration Statement on Form N-14 previously filed with the Securities and Exchange Commission on July 15, 2010 to me, Katy Burke on August 5, 2010. The comments and the responses thereto are as follows:

1.	Comment:	Does the proxy/prospectus incorporate the new proxy disclosure requirements?
	Response:	The new disclosure requirements are not applicable to this proxy statement since it does not relate to the election of trustees and no information about trustees is contained in this proxy/prospectus.
2.	Comment:	Is the registration statement signed by the master fund?
	Response:	The master portfolio has also executed the registration statement.
3.	Comment: Please change all caps style letters throughout the proxy statement and proxy card.
	Response:	All caps text has been changed to bold except for use within the section headers of the proxy/prospectus.
4.	Comment:	Is it correct to refer to the shares as being converted?

	Response:	Yes, the term converting shares of Eaton Vance Global Growth Fund to shares of Eaton
Vance Multi-Cap Growth Fund (“Multi-Cap Fund”) is consistent with the terminology used throughout the document.
5.	Comment:	If Multi-Cap Fund can invest in emerging markets, please disclose such fact.
	Response:	We have revised the text to include a statement that the Multi-Cap Fund can invest in emerging markets.
6.	Comment:	Please revise the fee table to meet the requirements of Form N-1A.
	Response:	The fee table has been revised.
7.	Comment:	Please include an expected date of the consummation of the reorganization.
	Response:	The expected date for the consummation of the reorganization has been added.
8.	Comment:	What fund expenses could be outside of the expense limitation agreement?
	Response:	The expense limitation footnotes have been revised to state that such limitations relate to ordinary operating expenses only.
9.	Response: Please explain what the reason is for the proposed reorganization.
	Comment:	We have added a statement explaining that the reorganization was proposed because the Global Fund has failed to gain significant asset levels.
10. Comment:		Please include a statement regarding what portion of the Global Portfolio is expected to be disposed of.
	Response:	Disclosure was added to explain that the portion of the Global Portfolio currently managed by Eagle Global Advisors L.L.C. is expected to be disposed of.
11. Accounting Comment: Provide further clarification regarding the cost associated with Eaton
Vance Global Fund’s disposition of securities, specifically to clarify what the 5 basis points referred to and to add a total expected dollar cost.
Response: We have revised the text to clarify that the 5 basis points refers to 5 basis points of the net assets to be sold or in dollar terms, approximately $30,000 (assuming all of Global Portfolio’s securities currently managed by Eagle are liquidated).
12. Accounting Comment: The SEC requested a proforma schedule of investments.
Response: We have revised the statement of additional information to include a schedule of investments.

     The Amendment is filed pursuant to Rule 485(b) and will be effective August 30, 2010. As internal counsel of the Registrant, I have reviewed the Amendment to the Registration Statement being transmitted electronically concurrently herewith. It is my view that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b). We have attached the requested Tandy Letter as Exhibit A.

     If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8879 or fax (617) 672-1879.

Very truly yours,

/s/ Katy D. Burke
Katy D. Burke, Esq.
Vice President

Exhibit A

August 30, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Eaton Vance Growth Trust (File No.333-168122)

Dear Ladies and Gentleman:

Eaton Vance Growth Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in the respective filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings. Lastly, the Registrant acknowledges that they may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at (617) 672-8879.

/s/ Katy D. Burke

Katy D. Burke
Vice President
Eaton Vance Management